Exhibit 99.1

Sun Life Announces Appointment of David Healy as incoming President of Sun Life U.S.

Dan Fishbein to retire in March 2026

TORONTO, Aug. 7, 2025 /CNW/ - Kevin Strain, President and Chief Executive Officer of Sun Life is pleased to announce that David Healy, currently President of the Dental business at Sun Life U.S., will become the new President of Sun Life U.S. effective September 1, 2025. Mr. Healy succeeds Dan Fishbein, M.D., who announced his intention to retire in March 2026. Mr. Fishbein will assume the title of Executive Chair, Sun Life U.S. and will work with Mr. Healy to transition the leadership of the business.

"Under Dan's leadership, our U.S. business has transformed over the past 11 years into a leader in health-related benefits and services that connect to the broader healthcare ecosystem and help people access the care and coverage they need. I want to thank Dan for his many contributions to Sun Life and we wish him all the best as he embarks on his next chapter," said Kevin Strain, President & CEO, Sun Life. "We're excited to have David join the Sun Life Executive Team and I am confident that David's broad experience and business acumen will help drive the next steps in our U.S. strategy. His combination of technology and operations experience and his employee benefits background are perfectly aligned to our ambitions for the U.S. business."

Prior to his current role, Mr. Healy led the Group Benefits business for seven years, with a growth mindset focused on investing in new capabilities and services to make benefits easier for Clients and broadening access to care. His more than 20 years at Sun Life include leading the U.S. Operations and Technology teams, where he combined services across business units for consistency in the Client experience and modernized IT delivery. He also oversaw the integration of Assurant Employee Benefits (AEB), which Sun Life acquired in 2016, and was instrumental in the acquisition of Insurtech Maxwell Health in 2018, which added digital talent and expertise to the organization.

Prior to joining Sun Life, Mr. Healy held roles at Keyport Life Insurance Company and Manulife Financial. He graduated from Providence College, where he received a Bachelor of Science in marketing and holds an MBA, high honors, from Boston University.

About Sun Life

Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the U.S., the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2025, Sun Life had total assets under management of $1.54 trillion. For more information, please visit sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

To contact Sun Life media relations, please email Media.Relations@sunlife.com

To contact Sun Life investor relations, please email Investor_Relations@sunlife.com

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SOURCE Sun Life Financial Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2025/07/c8520.html

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:03e 07-AUG-25